PMU News Release #07-08 TSX, AMEX Symbol PMU September 11, 2007

PACIFIC RIM ANNOUNCES FISCAL 2008 FIRST QUARTER RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the three months ended July 31, 2007 representing the Company’s first quarter of fiscal 2008 (“Q1 2008”). Complete financial statements will be included in the Company’s First Quarterly Report to be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Q1 2008 (three months ended July 31, 2007)	Q1 2007 (three months ended July 31, 2006)
Revenue	$1,339	$1,610
Operating Costs	$139	$966
Exploration expenditures	$2,346	$2,185
Net income (loss) for the period	$(1,459)	$(2,046)
Per share (basic and diluted)	$(0.01)	$(0.02)
Cash Flow (used) for operating activities	$(3,003)	$(2,498)
Net increase (decrease) in cash and cash equivalents	$(1,624)	$(849)
Common shares outstanding (average)	109,781,960	105,962,064
Fully diluted shares (average)	113,783,228	111,924,564
	July 31, 2007	April 30, 2007
Cash and cash equivalents	$872	$2,496
Total assets	$19,551	$21,494
Total liabilities	$4,199	$4,857
Working Capital	$7,006	$9,297

2008 First Quarter Developments

Exploration

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. During Q1 2008, the Company’s exploration efforts focused on continuing to drill delineate the Balsamo gold zone on the El Dorado project in preparation for an updated resource estimate for the project.

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Drilling at the Balsamo deposit during Q1 2008 focused on defining its upper limits and stepping out from the high grade area. The Balsamo deposit is deeper than the nearby Minita and South Minita deposits and remains open at depth. It is hosted by a north-south structure that will require additional broad step out drilling in both strike directions to close off the known mineralization as well as to search for additional high grade zones. The Balsamo structure can be projected over a distance of several kilometers, the majority of which has never been drill tested.

During the course of its Balsamo deposit drilling, the Company has identified another new gold-bearing vein parallel to and 200 meters east of the Balsamo structure. The Cerro Alto vein has been intersected in a number of Balsamo-focused drill holes and locally contains attractive grades. Deeper drilling is required to determine the full extent of the gold mineralization in the Cerro Alto vein.

The Company has scheduled its resource consultants to perform an updated resource estimate for the El Dorado project, including the Balsamo deposit, this fall, provided drilling on the Balsamo and Cerro Alto veins is completed as expected.

Pacific Rim’s exploration activities elsewhere in El Salvador during Q1 2008 included ongoing surface mapping, sampling and target generation programs at the Zamora-Cerro Colorado project, and regional reconnaissance elsewhere in El Salvador as part of its project generation efforts. Exploration work at the Santa Rita project remained temporarily suspended during Q1 2008.

Results of Operations

The consolidated net loss for Q1 2008 was $(1.5) million or $(0.01) per share compared to a net loss of $(2.0) million or $(0.02) per share in Q1 2007. The $0.5 million improvement in net loss period over period is primarily a result of an increase in mine operating income ($1.1 million for Q1 2008 compared to $0.6 million for Q1 2007) and foreign exchange gain ($0.3 million for Q1 2008 compared to a foreign exchange loss of $(0.2) million for Q1 2007).

Revenue
Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $1.3 million in Q1 2008, compared to $1.6 million in Q1 2007. While gold production increased during Q1 2008 (3,042 ounces) compared to the same period a year earlier (2,977 ounces), the amount of gold sold during the current period was 1,500 ounces, compared to 2,500 ounces of gold sold during Q1 2007. The decrease in gold sales (and related increase in bullion inventory on the Company’s balance sheet; $0.8 million at the end of Q1 2007 and $0.8 million at the end of fiscal 2007 compared to $1.9 million at the end of Q1 2008) was offset in part by improvements in the realized gold price ($679 per ounce for Q1 2008 compared to $644 per ounce for Q1 2007). As a result, revenue for the first quarter of fiscal 2008 was $0.3 million lower than the same period of fiscal 2007.

Mine operating expenses were $0.2 million in Q1 2008 compared to $1.0 million in the same period a year earlier, reflecting a $0.8 million reduction in mine operating costs. The lower operating costs booked for Q1 2008 compared to Q1 2007 reflects the increase in bullion inventory on hand ($1.9 million at July 31, 2007 compared to $0.8 million at April 30, 2007) and resulting decreased sales revenues during the period (see above). Depreciation, depletion and amortization costs at Denton-Rawhide reflected little change quarter over quarter ($0.1 million during Q1 2008 and a negligible amount during Q1 2007) because the cost of the mine’s property, plant and equipment has been almost completely amortized as the mine nears the end of its projected life.

Decreased mine operating expenses and marginally lower revenues for the current quarter compared to the same period a year earlier led to a $0.5 million improvement in mine operating income, from $0.6 million in Q1 2007 to $1.1 million in Q1 2008.

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Expenses
Net non-operating expenses decreased marginally during Q1 2008 to $2.6 million from $2.7 million during Q1 2007. The minor increase in non-operating expenses is attributable to a $0.2 million increase in direct general and administrative costs ($0.6 million during Q1 2008 compared to $0.4 million during Q1 2007). Direct exploration expenses were essentially unchanged ($2.3 million during Q1 2008 compared to $2.2 during Q1 2007). The small increases in exploration and general and administrative expenses quarter over quarter were offset by a $0.3 million unrealized foreign exchange gain during Q1 2008 (compared to an unrealized foreign exchange loss of $(0.2) million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand period over period.

Summary
The net effect of the $0.5 million increase in mine operating income and $0.1 million decrease in non-operating expenses is a $0.5 million decrease in loss for the period from $(2.0) million or $(0.02) per share during Q1 2007 to $(1.5) million or $(0.01) per share during Q1 2008.

Liquidity and Capital Resources

Cash
During Q1 2008 Pacific Rim’s cash and cash equivalents decreased by $1.6 million, from $2.5 million at April 30, 2007 to $0.9 million at July 31, 2007. At July 31, 2007, temporary investments and bullion were $5.6 million and $1.9 million respectively, compared to $7.9 million and $0.8 million respectively at April 30, 2007. The total of cash and cash equivalents, temporary investments and bullion (which in the Company’s opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) was $8.3 million at July 31, 2007 compared to $11.2 million at April 30, 2007, a decrease of $2.9 million.

The Company’s temporary investments consist of bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment. The Company has no exposure to asset backed commercial paper.

During Q1 2008 the Company received cash flow from the following sources: $2.8 million from the redemption of temporary investments; and, $0.1 million in interest income. Outlays of cash during Q1 2008 included: $2.9 million on direct exploration expenditures; $0.6 million on direct general and administrative expenses; and, $1.0 million on the purchase of property, plant and equipment, including the purchase of surface rights required for the proposed mine infrastructure site at the El Dorado project. The net of these cash inflows and outlays was a decrease in cash and cash equivalents during Q1 2008 of $1.6 million.

Working Capital
At July 31, 2007 the book value of Pacific Rim’s current assets stood at $8.9 million compared to $11.8 million at April 30, 2007. The decrease in current assets is primarily a result of decreases in cash and cash equivalents (from $2.5 million at April 30, 2007 to $0.9 million at July 31, 2007) and temporary investments (from $7.9 million at April 30, 2007 to $5.6 million at July 31, 2007), offset in part by increases in bullion inventory ($0.8 million at April 30, 2007 compared to $1.9 million at July 31, 2007). The Company’s total assets at July 31, 2007 were $19.6 million compared to $21.5 million at April 30, 2007, with property, plant and equipment increasing by $0.9 million (from $6.3 million at April 30, 2007 to $7.2 million at July 31, 2007), and closure fund balances essentially unchanged.

At July 31, 2007, Pacific Rim had current liabilities of $1.9 million, a $0.6 million decrease from the April 30, 2007 amount of $2.5 million. The Company has no debt.

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The $2.9 million decrease in current assets combined with the $0.6 million reduction in current liabilities, resulted in a $2.3 million reduction in working capital from $9.3 million at April 30, 2007 to $7.0 million at July 31, 2007.

The Company’s exploration plans for the remainder of the current fiscal year are:

  to complete drilling of the Balsamo deposit and utilize the data generated to calculate an updated resource estimate for the El Dorado project to complete work on the El Dorado project feasibility study, incorporating the updated resource estimate, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study commenced in late fiscal 2006 and was originally expected to be completed during fiscal 2007 before being temporarily halted in March 2007 order to include the important Balsamo deposit discovery to continue exploration drilling within the El Dorado project and test high priority gold targets discovered in the southern part of the El Dorado district to resume exploration work, including a Phase 1 drill program, at the Santa Rita project to generate drill targets on the Company’s grassroots projects, and identify additional project acquisition opportunities

The Company anticipates that its fiscal 2008 exploration plans as outlined above will cost approximately $8.0 million, though a majority of this anticipated spending is discretionary and can be adjusted according to short-term cash flow predictions. In order to complete this program as planned the Company may require additional financing during fiscal 2008, or alternatively may be required to reduce its exploration expenditures. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to continue to contribute funds in fiscal 2008 that will be used for exploration or general and administrative expenses. In addition, the Company expects to receive a $1.4 million payment related to the sale of the Andacollo mine (see Section 2) during its second quarter of fiscal 2008. Furthermore, the Company anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 3), if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes as expected during the Company’s second quarter of fiscal 2008. Additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

Production

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during the first quarter of fiscal 2008 was 3,042 ounces of gold and 26,634 ounces of silver at a total cash production cost of $246 per ounce of gold produced (net of silver credits). During the first quarter of fiscal 2007 Pacific Rim’s share of production was 2,977 ounces of gold and 26,905 ounces of silver at a total cash production cost of $216 per ounce of gold produced (net of silver credits). Production costs per ounce of gold increased quarter over quarter as the per-ounce costs associated with residual leaching as the Denton-Rawhide operation nears the end of its mine life increase. Q1 2008 unit production costs include a credit for silver sales where no corresponding credit was realized in Q1 2007.

Gold production from Denton-Rawhide during the first quarter of fiscal 2008 was approximately 2% higher than in the same period of fiscal 2007; a reversal of the predominant trend toward declining production at Denton-Rawhide typical of the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. The

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improvement in gold production at Denton-Rawhide during Q1 2008 compared to Q1 2007 is a result of on-going production optimization efforts by the mine operators to maximize the recovery of gold from the heap leach pile. While these efforts have and may continue to result in short term improvements in production, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Outlook

Pacific Rim’s available funds include current cash and cash equivalent balances plus short term liquid investments, an anticipated $1.4 million payment due in September 2007 related to the sale of the Andacollo mine, and projected cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2008 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A substantial portion of these funds will be spent on the El Dorado gold project in El Salvador during the remainder of fiscal 2008. The Company expects to complete its ongoing Balsamo deposit drill program in its second quarter of fiscal 2008, and calculate an updated resource estimate for the El Dorado project by the end of December 2007. Subsequent to the completion of the updated resource estimate, the El Dorado feasibility study will resume (having been temporarily postponed during fiscal 2007 in order to gather the data necessary to include the Balsamo deposit in the mine plan), with an anticipated completion before the end of fiscal 2008. The El Dorado feasibility study will consider the economic impact of including the South Minita and Balsamo deposits in the El Dorado mine plan (as envisioned in the January 2005 prefeasibility study) and the possibility of expanding the annual throughput of the proposed operation. In addition the Company intends to continue exploration drilling within the El Dorado project, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district and will continue its social and environmental initiatives. Funds currently available in cash and cash equivalents and temporary investments, plus anticipated cash flow from gold production at the Denton-Rawhide mine and payments related to the sale of the Andacollo mine are marginally sufficient to conduct the Company’s planned fiscal 2008 exploration programs but are not sufficient to conduct development activities at El Dorado.

The Company awaits receipt of an exploitation concession for the central El Dorado project area, which application is currently in process. The Company intends to commence development activities (construction of an access / haulage ramp) on the El Dorado property once it is able to evaluate the detailed economics outlined in the full feasibility study expected to be completed by the end of fiscal 2008, and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed.

Outside of the El Dorado project, during the remainder of fiscal 2008 the Company intends to spend a portion of its available funds on a Phase 1 drill program at the Santa Rita gold project in El Salvador and to conduct early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and Chile.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

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Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The June 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR in July 2006. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake President and CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

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  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves
We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" are calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

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